FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura Approves Share Buyback Program

4.	Nomura to Grant Restricted Stock Units (RSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Three segment pretax income of Y205.2bn, 17% lower YoY; Booked additional Y23bn in Q4 related to pre-financial crisis legacy transactions in the Americas

•	Retail recurring revenue 23% higher YoY and recurring revenue cost coverage ratio at 40%; Gained traction in shift to asset consulting

•	Investment Management AUM at second highest level of Y67.9trn after record high Q3

•	Strongest Investment Banking revenues since year ended March 2017; Solid Global Markets performance driven by diversification across regions and products

•	Year-end dividend of 14 yen per share, making annual dividend of 22 yen; Full-year ROE of 5.1%

•	Robust financial position with consolidated CET1 ratio of 17.1% and liquidity portfolio of Y7.1trn

Tokyo, April 26, 2022—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2022.

For the full year period, net revenue was 1,363.9 billion yen (US$11.2billion)1, representing a decrease of 3 percent year on year. Income before income taxes was 226.6 billion yen (US$1.9 billion) and net income attributable to Nomura Holdings shareholders was 143.0 billion yen (US$1.2 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 45.23 yen.

Net revenue in the fourth quarter was 340.8 billion yen (US$2.8 billion), decreasing 3 percent quarter on quarter but jumped 100 percent year on year. Income before income taxes was 49.5 billion yen (US$408 million) and net income attributable to Nomura Holdings shareholders was 31.0 billion yen (US$255 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 9.89 yen.

Nomura President and Group CEO Kentaro Okuda commented: “Full-year net income was 143 billion yen and ROE was 5.1%.

“In Wholesale, Investment Banking reported its best results since the year ended March 2017 when comparisons became possible. Our advisory business delivered a robust performance driven by multiple business reorganizations and cross-border mandates, and an increase in sustainability deals driven by Nomura Greentech.

“Despite market volatility due to changes in monetary policy and heightened geopolitical risks, Global Markets maintained strong revenue momentum underpinned by disciplined risk management and diversification across regions and products.

“Investment Management booked solid business revenue as continued inflows lifted assets under management. Alternative assets under management grew, reflecting increased traction in our strategic business initiatives.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 121.44 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“Our Retail business made further progress in the shift towards asset consulting and our medium to long-term initiatives yielded results. Recurring revenue grew 23 percent year on year on the back of a fourth consecutive quarter of net inflows into discretionary investments, and the recurring revenue cost coverage ratio reached 40 percent.

“As of the fourth quarter, we have almost completed the accounting treatment of legacy transactions in the Americas from before the global financial crisis, freeing up management resources to be allocated to growth areas. We remain committed to delivering sustainable growth.”

Divisional Performance

Retail

(billions of yen)	FY2021/22 Q4	QoQ	YoY
Net revenue	70.5	-19%	-27%
Income (loss) before income taxes	5.2	-71%	-80%

Retail fourth quarter net revenue was 70.5 billion yen, down 19 percent quarter on quarter and 27 percent year on year. Income before income taxes was 5.2 billion yen, a decline of 71 percent quarter on quarter and 80 percent year on year.

Retail recurring revenue grew on net inflows into investment trusts and discretionary investments, and consulting revenues increased reflecting progress in the shift towards asset consulting. In the fourth quarter, sales of stocks and investment trusts slowed as investors took a risk-off stance due to the bear market from the start of the year and heightened geopolitical risks from mid-February.

Investment Management

(billions of yen)	FY2021/22 Q4	QoQ	YoY
Net revenue	10.1	-75%	-81%
Income (loss) before income taxes	-8.8	—	—

2

Investment Management fourth quarter net revenue was 10.1 billion yen, down 75 percent quarter on quarter and 81 percent year on year. Loss before income taxes was 8.8 billion yen.

Investment Management booked stronger full year business revenue underpinned by higher assets under management on the back of inflows. The division’s performance slowed as investment gain/loss deteriorated due to market factors impacting American Century Investments related gain/loss.

Assets under management reached 67.9 trillion yen, the second highest level after the record prior quarter as inflows were only partially offset by a market drop.

Wholesale

(billions of yen)	FY2021/22 Q4	QoQ	YoY
Net revenue	194.9	-4%	—
Income (loss) before income taxes	37.0	-9%	—

Wholesale booked net revenue of 194.9 billion yen, down 4 percent quarter on quarter. Income before income taxes was 37.0 billion yen, 9% lower than the previous quarter.

Wholesale booked stronger Investment Banking revenues mainly driven by the international advisory business, while Global Markets Equities reported a smaller loss related to transactions with a US client.

Global Markets delivered solid revenues driven by diversification across regions and products amid market dislocations. Investment Banking revenues remained robust as Advisory revenues exceeded the strong previous quarter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2022 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Year-end Dividend Payment

Tokyo, April 26, 2022—Nomura Holdings, Inc. today announced that it has declared a dividend of 14 yen per share to shareholders of record as of the end of March 2022. The dividend will be paid on June 1, 2022.

Cash Dividends

	FY2021/22 Q4	Recent dividend forecast	FY2020/21 Q4
Record date	March 31, 2022	—	March 31, 2021
Dividend per share	Y14.0	—	Y15.0
Total dividends	Y42,254 million	—	Y45,953 million
Payment date	June 1, 2022	—	June 1, 2021
Source of dividends	Retained earnings	—	Retained earnings

Recent dividends

	Q2	Q4	Annual dividend
FY2019/20	Y15.0	Y5.0	Y20.0
FY2020/21	Y20.0	Y15.0	Y35.0
FY2021/22	Y8.0	Y14.0	Y22.0

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, April 26, 2022—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 17, 2022, to March 31, 2023 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 50 million shares of Nomura Holdings common stock, or 1.5 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 30 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

As of March 31, 2022, Nomura Holdings had 3,233,562,601 outstanding shares including 215,758,589 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Grant Restricted Stock Units (RSUs)

Tokyo, April 26, 2022—Nomura Holdings, Inc. today announced plans to grant Restricted Stock Units (RSUs) to directors, executive officers and employees of the firm and its subsidiaries in late May 2022.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The number of RSUs to be granted is estimated to be approximately 99 million units (99 million shares equivalent).

The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2022, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The grant of RSUs to directors and executive officers is in accordance with decisions made by the Compensation Committee.